UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 01 September 2010
Exhibit No. 2	Chris Lucas speaks at London investor conference
Exhibit No. 3	FRN Variable Rate Fix dated 06 September 2010
Exhibit No. 4	FRN Variable Rate Fix dated 06 September 2010
Exhibit No. 5	Holding(s) in Company
Exhibit No. 6	FRN Variable Rate Fix dated 10 September 2010
Exhibit No. 7	Antony Jenkins speaks at KBW Conference
Exhibit No. 8	Bob Diamond speaks at New York Conference
Exhibit No. 9	Director/PDMR Shareholding
Exhibit No. 10	FRN Variable Rate Fix dated 17 September 2010
Exhibit No. 11	FRN Variable Rate Fix dated 17 September 2010
Exhibit No. 12	FRN Variable Rate Fix dated 17 September 2010
Exhibit No. 13	Director/PDMR Shareholding
Exhibit No. 14	FRN Variable Rate Fix dated 21 September 2010
Exhibit No. 15	FRN Variable Rate Fix dated 21 September 2010
Exhibit No. 16	FRN Variable Rate Fix dated 24 September 2010
Exhibit No. 17	FRN Variable Rate Fix dated 24 September 2010
Exhibit No. 18	Robert E Diamond speaks at investor conference 29 September 2010
Exhibit No. 19	Total Voting Rights 30 September 2010

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 1, 2010

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 30/08/10
Issue	¦ Barclays Bank PLC - Series 112 - EUR 50,000,000 Subordinated FRN due 01 Mar 2022

ISIN Number	¦ XS0144176996
ISIN Reference	¦ 014417699
Issue Nomin EUR	¦ 50,000,000
Period	¦ 01/09/10 to 01/03/11		Payment Date 01/03/11
Number of Days	¦ 181
Rate	¦ 1.537
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 386,384.72	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2
3 September 2010

Barclays PLC

Chris Lucas speaks at London investor conference

Chris Lucas, Group Finance Director of Barclays PLC, is speaking today at the Nomura Financial Services Conference in London.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Gemma Walmsley
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.3

As Agent Bank, please be advised of the following rate determined on: 03/09/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 07/09/10 to 05/10/10		Payment Date 05/10/10
Number of Days	¦ 28
Rate	¦ 1.30781
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 50.86	¦ 1.02	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on: 03/09/10
Issue	¦ Barclays Bank Plc - Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 07/09/10 to 06/12/10		Payment Date 06/12/10
Number of Days	¦ 90
Rate	¦ 1.09281
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦ 1,000

Amount Payable per Denomination	¦ 273.20	¦ Pok3,688,233.75	¦ XS0416756327

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Advice received on the classification of assets held	YES
3. Full name of person(s) subject to the notification obligation: iii
Appleby Trust (Jersey) Limited in its capacity as trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, the Barclays Group (PSP) Employees’ Benefit Trust and the Barclays Group (Canada) Employees’ Benefit Trust

4. Full name of shareholder(s) (if different from 3.):iv	Greenwood Nominees Limited – acting as custodian
5. Date of the transaction and date on which the threshold is crossed or reached: v	9 September 2010
6. Date on which issuer notified:	TR-1 submitted on 9 September 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0031348658	247,373,721	247,373,721	247,373,721	247,373,721		2.05%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal		Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
247,373,721			2.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	It is our normal practice to abstain from voting in relation to our holding
14. Contact name:	Patrick Jones
15. Contact telephone number:	01534 818390

Exhibit No.6

As Agent Bank, please be advised of the following rate determined on: 09/09/10
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 13/09/10 to 13/12/10		Payment Date 13/12/10
Number of Days	¦ 91
Rate	¦ 0.4925
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.24	¦ Pok124.49	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.7

13 September 2010

Barclays PLC

Antony Jenkins speaks at London investor conference

Antony Jenkins, Chief Executive of Global Retail Banking is speaking today at the KBW European Financial Services Conference in London.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah Macdonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.8

13 September 2010

Barclays PLC

Robert E Diamond Jr speaks at New York investor conference

Robert E Diamond Jr, President, Barclays PLC is speaking today at the Barclays Capital Global Financial Services Conference in New York.

A copy of Mr Diamond's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah Macdonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.9

15 September 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 14 September 2010 that, on 10 September 2010, following the reinvestment of the interim dividend for the year ended 31 December 2010, the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") had received ordinary shares in the Company as follows at a price of 324.20p per share:

Director/PDMR	No. of shares received
M Agius	352
T Kalaris	9,882

2. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 14 September 2010 that, on 10 September 2010 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the reinvestment of the interim dividend for the year ended 31 December 2010, for the following Directors/PDMRs at a price of 317.46p per share:

Director/PDMR	No. of shares received
J Varley	13
C Lucas	7
M Harding	3
C Turner	16

3. The Company was notified on 14 September 2010 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 10 September 2010, following the re-investment of the interim dividend for the year ended 31 December 2010, the following Directors/PDMRs (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 320.99p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Broadbent	45
C Lucas	311
M Harding	5
A Jenkins	41
C Turner	338

4. The independent nominee of the Barclays ESAS Nominee Arrangement notified the Company on 14 September 2010 that it had on 10 September 2010 exercised its discretion and re-invested the interim dividend for the year end 31 December 2010 in ordinary shares of the Company at a price of 320.90p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	370
R E Diamond Jr	4,718
J Del Missier	2,937
M Harding	77
T Kalaris	1,619
A Jenkins	181
R Le Blanc	460
R Ricci	735
C Turner	61

5. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 14 September 2010 that it had on 10 September 2010 exercised its discretion and re-invested the interim dividend for the year ended 31 December 2010 in ordinary shares of the Company at a price of 320.90p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	514
C Lucas	260
R Le Blanc	32
C Turner	255

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	114,716	-
R Broadbent	38,724	-
R E Diamond Jr	9,541,989	-
C Lucas	187,796	-
J Varley	980,422	-

Exhibit No.10

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2010 TO 18-Oct-2010 HAS BEEN FIXED AT 1.120000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Oct-2010 WILL AMOUNT TO:
GBP 49.1 PER GBP 50000 DENOMINATION

Exhibit No.11

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2010 TO 18-Oct-2010 HAS BEEN FIXED AT 1.120000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Oct-2010 WILL AMOUNT TO:
GBP 49.1 PER GBP 50000 DENOMINATION

Exhibit No.12

As Agent Bank, please be advised of the following rate determined on: 16/09/10
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 20/09/10 to 19/10/10		Payment Date 19/10/10
Number of Days	¦ 29
Rate	¦ 1.20734
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 97.26	¦ Pok1,945,158.89	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.13

20 September 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified by a third party custodian on 17 September 2010 that, on 16 September 2010, following the reinvestment of the interim dividend for the year ending 31 December 2010, Mr T Kalaris and his connected persons received 1,700 ordinary shares in the Company at a price of 324.20p per share.

2. The Company was notified by a third party custodian on 20 September 2010 that, on 16 September 2010, following the reinvestment of the interim dividend for the year ending 31 December 2010, Mr A Jenkins received 3,483 ordinary shares in the Company at a price of 324.20p per share.

Exhibit No.14

As Agent Bank, please be advised of the following rate determined on: 21/09/10
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/09/10 to 23/12/10		Payment Date 23/12/10
Number of Days	¦ 91
Rate	¦ 1.229
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 155,331.94	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 21/09/10
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/09/10 to 23/12/10		Payment Date 23/12/10
Number of Days	¦ 91
Rate	¦ 0.46469
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 1,761,949.58	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 24/09/10
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 28/09/10 to 29/12/10		Payment Date 29/12/10
Number of Days	¦ 92
Rate	¦ 1.269
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 324,300.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 24/09/10
Issue	¦ Barclays Bank PLC - Series 158 - USD 50,000,000 Floating Rate SUB Notes due 27 Jun 2016

ISIN Number	¦ XS0259172277
ISIN Reference	¦ US06738CKJ70
Issue Nomin USD	¦ 750,000,000
Period	¦ 28/09/10 to 29/12/10		Payment Date 29/12/10
Number of Days	¦ 92
Rate	¦ 0.48938
Denomination USD	¦ 750,000,000	¦	¦

Amount Payable per Denomination	¦ 937,978.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 18

29 September 2010

Barclays PLC

Robert E Diamond speaks at London investor conference

Robert E Diamond Jr, President, Barclays PLC is speaking today at the Bank of America Merrill Lynch Banking & Insurance CEO Conference in London.

A copy of Mr Diamond's remarks, which include Barclays current views on the
Basel Capital Framework, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah Macdonald
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

About Barclays PLC
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit 19

30 September 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,047,979,019 ordinary shares with voting rights as at 29 September 2010. There are no ordinary shares held in Treasury.

The above figure (12,047,979,019) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.